UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Southeastern Historical Performance Following Periods of Low Price-to-Value

We use the overall portfolio price-to-value ratio (P/V) as a measure of the level of margin of safety. The historical average portfolio P/V has been ~68%. Today, our US , Non-US, and Global portfolios trade at or below 55% of value. Over time, we have found that a lower portfolio P/V creates a larger margin of safety and has yielded strong absolute and relative returns over the subsequent 1, 3, 5, and 10 year periods.

Analysis description:The charts below summarize the cumulative returns for the Longleaf Partners Fund (LLPF) and Longleaf Partners International Fund (LLIN) , as well as for the relevant industry benchmark for each, for quarterly periods since 1993 where the portfolio P/V was 1) less than 60% and 2) less than 55%.

LLPF Average Cumulative Returns following PV Less Than 60%				
	1 yr	3 yr	5 yr	10 yr
LLPF Average Cumulative Return	17.63	36.86	81.35	108.30
S&P Average Cumulative Return	4.40	10.47	43.41	32.63
Relative Outperformance (LLPF minus S&P)	13.23	26.39	37.94	75.67
Number of Observations	16	12	9	7

LLIN Average Cumulative Returns following PV Less Than 60%				
	1 yr	3 yr	5 yr	10 yr
LLIN Average Cumulative Return	16.60	36.35	87.58	83.08
EAFE Average Cumulative Return	5.66	12.58	58.56	25.24
Relative Outperformance (LLIN minus EAFE)	10.94	23.78	29.02	57.84
Number of Observations	22	18	15	10

LLPF Average Cumulative Returns following PV 55% and below				
	1 yr	3 yr	5 yr	10 yr
LLPF Average Cumulative Return	32.70	22.93	77.05	75.20
S&P Average Cumulative Return	7.87	-22.39	-13.08	-10.57
Relative Outperformance (LLPF minus S&P)	24.82	45.32	90.13	85.77
Number of Observations	6	3	2	2

LLIN Average Cumulative Returns following PV 55% and below				
	1 yr	3 yr	5 yr	10 yr
LLIN Average Cumulative Return	23.27	41.23	89.33	81.33
EAFE Average Cumulative Return	11.30	5.78	44.90	21.38
Relative Outperformance (LLIN minus EAFE)	11.96	35.45	44.43	59.95
Number of Observations	15	11	10	8

*Please see the following sheet for underlying data.

Average Annual Returns as of October 31, 2011			
	1 yr	*5yr*	*10yr*
LLPF	*5.41*	*-2.00*	*5.39*
S&P 500	*8.09*	*0.25*	*3.69*
LLIN	*-11.02*	*-2.62*	*3.75*
MSCI EAFE	*-4.08*	*-2.41*	*5.73*

The charts in this presentation show cumulative returns for the Longleaf Partners Fund since 1993 and Longleaf Partners International Fund for periods since inception where the "price-to-value ratio" (P/V) was 1) less than 60% and 2) less than 55%. P/V is a calculation that compares the prices of the stocks in a portfolio to Southeastern's appraisal of their intrinsic values. The ratio represents a single data point about a Fund and should not be construed as something more. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight.

Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Funds used currency hedging as a routine investment strategy. Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Funds.

CUMULATIVE RETURNS FOR LONGLEAF PARTNERS FUND AND LONGLEAF PARTNERS INTERNATIONAL FUND Longleaf Partners Fund _____ Periods _____ LLPF 10 yr _____ S&P 10 yr Beginning PF — P/V LLPF 1 yr Return LLPF 3 yr Return LLPF 5 yr Return Return S&P 1 yr Return S&P 3 yr Return S&P 5 yr Return Return 6/30/2009 49.00 21.90 14.43 3/31/2009 37.00 67.71 49.77 12/31/2008 34.00 53.60 26.46 9/30/2008 48.00 (4.37) 3.88 (6.91) 3.73 6/30/2000 55.00 30.35 37.29 69.86 60.85 (14.83) (29.98) (11.32) (14.79) 3/31/2000 47.00 27.00 27.63 84.23 89.55 (21.68) (40.92) (14.84) (6.35) 9/30/2009 59.00 11.79 10.16 6/30/2008 58.00 (33.27) 7.42 (26.21) 10.35 3/31/2008 57.00 (45.73) 9.16 (38.09) 7.23 3/31/2003 58.00 37.85 66.89 63.17 35.12 61.07 70.98 9/30/2002 59.00 27.64 57.77 110.68 24.40 59.01 105.13 12/31/2000 57.00 10.34 36.34 51.35 63.95 (11.89) (11.67) 2.75 15.07 9/30/2000 56.00 7.38 36.14 68.27 66.29 (26.62) (27.42) (7.22) (4.23) 12/31/1999 58.00 20.60 21.97 76.16 67.72 (9.10) (37.61) (10.98) (9.10) 9/30/1998 59.00 21.73 39.89 77.35 102.64 27.80 6.24 5.08 35.20 12/31/1994 59.00 27.50 97.88 131.08 307.08 37.58 125.61 251.12 212.58 Longleaf Partners International Fund _____ Periods _____ LLIN 10 yr EAFE 1 yr EAFE 3 yr EAFE 5 yr EAFE 10 yr Beginning IN — P/V LLIN 1 yr Return LLIN 3 yr Return LLIN 5 yr Return Return Return Return Return Return 6/30/2010 54.00 29.68 30.36 6/30/2009 54.00 6.52 5.92 3/31/2009 42.00 48.30 54.44 12/31/2008 45.00 23.17 31.78 9/30/2008 49.00 (0.81) (9.28) 3.23 (3.36) 3/31/2003 45.00 70.99 110.62 138.61 57.54 125.50 163.73 9/30/2002 50.00 35.40 81.07 153.09 26.01 93.51 187.93 6/30/2001 54.00 (6.35) 19.96 45.55 66.23 (9.49) 12.06 61.18 73.44 12/31/2000 55.00 10.47 30.53 62.38 85.39 (21.44) (8.48) 24.94 41.08 9/30/2000 54.00 9.16 20.55 61.21 76.44 (28.53) (23.93) 16.82 28.78 6/30/2000 54.00 29.60 19.09 63.56 66.13 (23.60) (35.32) (2.70) 1.64 3/31/2000 48.00 34.62 0.31 81.57 105.30 (25.86) (47.92) (5.60) 13.47 6/30/1999 54.00 14.05 38.42 77.31 77.87 17.16 (18.99) 0.30 12.43 3/31/1999 47.00 19.86 69.18 105.60 65.94 25.09 (15.14) 2.63 (8.09) 12/31/1998 39.00 24.37 73.03 104.43 107.35 26.96 (14.39) (0.27) 8.28 6/30/2008 59.00 (27.09) 0.71 (31.35) (5.22) 3/31/2008 56.00 (42.16) (1.71) (46.51) (8.77) 6/30/2003 59.00 30.55 58.40 79.63 32.37 90.39 116.15 12/31/2002 58.00 41.52 76.06 137.64 38.59 89.20 165.74 9/30/2001 57.00 (18.44) 23.86 65.09 (15.53) 29.94 94.78 3/31/2001 57.00 4.85 27.42 56.95 74.77 (8.50) 10.65 58.39 68.99 12/31/1999 56.00 26.93 16.15 81.15 105.36 (14.17) (43.32) (5.55) 12.38 Average Annual Returns as of October 31, 2011 1 yr 5yr 10yr LLPF 5.41 -2.00 5.39 S&P 500 8.09 0.25 3.69 LLIN -11.02 -2.62 3.75 MSCI EAFE -4.08 -2.41 5.73 The charts in this presentation show cumulative returns for the Longleaf Partners Fund since 1993 and Longleaf Partners International Fund for periods since inception where the “price- to- value ratio” (P/V) was 1) less than 60% and 2) less than 55%. P/V is a calculation that compares the prices of the stocks in a portfolio to Southeastern’s appraisal of their intrinsic values. The ratio represents a single data point about a Fund and should not be construed as something more. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Funds used currency hedging as a routine investment strategy. Please call (800)445- 9469 o r view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds’ Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Funds.

Southeastern Historical Performance Following Periods of Low Price-to-Value

We use the overall portfolio price-to-value ratio (P/V) as a measure of the level of margin of safety. The historical average portfolio P/V has been ~68%. Today, our US, Non-US, and Global portfolios trade at or below 55% of value. Over time, we have found that a lower portfolio P/V creates a larger margin of safety and has yielded strong absolute and relative returns over the subsequent 1, 3, 5, and 10 year periods.

Analysis description: The charts below summarize the cumulative returns for the Longleaf Partners Fund (LLPF), as well as for the relevant industry benchmark for quarterly periods since 1993 where the portfolio P/V was 1) less than 60% and 2) less than 55%.

LLPF Average Cumulative Returns following PV Less Than 60%				
	1 yr	3 yr	5 yr	10 yr
LLPF Average Cumulative Return	17.63	36.86	81.35	108.30
S&P Average Cumulative Return	4.40	10.47	43.41	32.63
Relative Outperformance (LLPF minus S&P)	13.23	26.39	37.94	75.67
Number of Observations	16	12	9	7

LLPF Average Cumulative Returns following PV 55% and below				
	1 yr	3 yr	5 yr	10 yr
LLPF Average Cumulative Return	32.70	22.93	77.05	75.20
S&P Average Cumulative Return	7.87	-22.39	-13.08	-10.57
Relative Outperformance (LLPF minus S&P)	24.82	45.32	90.13	85.77
Number of Observations	6	3	2	2

*Please see the following sheet for underlying data.

Average Annual Returns as of October 31, 2011			
	1yr	5yr	10yr
LLPF	5.41	-2.00	5.39
S&P 500	8.09	0.25	3.69

The charts in this presentation show cumulative returns for the Longleaf Partners Fund since 1993 where the "price-to-value ratio" (P/V) was 1) less than 60% and 2) less than 55%. P/V is a calculation that compares the prices of the stocks in a portfolio to Southeastern's appraisal of their intrinsic values. The ratio represents a single data point about a Fund and should not be construed as something more. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight.

Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Funds used currency hedging as a routine investment strategy. Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Funds.

CUMULATIVERETURNS FOR LONGLEAF PARTNERS INTERNATIONAL FUND _____ Longleaf Partners International Fund Periods _____ LLIN 10 yr EAFE 1 yr EAFE 3 yr EAFE 5 yr EAFE 10 yr Beginning IN — P/V LLIN 1 yr Return LLIN 3 yr Return LLIN 5 yr Return Return Return Return Return Return 6/30/2010 54.00 29.68 30.36 6/30/2009 54.00 6.52 5.92 3/31/2009 42.00 48.30 54.44 12/31/2008 45.00 23.17 31.78 9/30/2008 49.00 (0.81) (9.28) 3.23 (3.36) 3/31/2003 45.00 70.99 110.62 138.61 57.54 125.50 163.73 9/30/2002 50.00 35.40 81.07 153.09 26.01 93.51 187.93 6/30/2001 54.00 (6.35) 19.96 45.55 66.23 (9.49) 12.06 61.18 73.44 12/31/2000 55.00 10.47 30.53 62.38 85.39 (21.44) (8.48) 24.94 41.08 9/30/2000 54.00 9.16 20.55 61.21 76.44 (28.53) (23.93) 16.82 28.78 6/30/2000 54.00 29.60 19.09 63.56 66.13 (23.60) (35.32) (2.70) 1.64 3/31/2000 48.00 34.62 0.31 81.57 105.30 (25.86) (47.92) (5.60) 13.47 6/30/1999 54.00 14.05 38.42 77.31 77.87 17.16 (18.99) 0.30 12.43 3/31/1999 47.00 19.86 69.18 105.60 65.94 25.09 (15.14) 2.63 (8.09) 12/31/1998 39.00 24.37 73.03 104.43 107.35 26.96 (14.39) (0.27) 8.28 6/30/2008 59.00 (27.09) 0.71 (31.35) (5.22) 3/31/2008 56.00 (42.16) (1.71) (46.51) (8.77) 6/30/2003 59.00 30.55 58.40 79.63 32.37 90.39 116.15 12/31/2002 58.00 41.52 76.06 137.64 38.59 89.20 165.74 9/30/2001 57.00 (18.44) 23.86 65.09 (15.53) 29.94 94.78 3/31/2001 57.00 4.85 27.42 56.95 74.77 (8.50) 10.65 58.39 68.99 12/31/1999 56.00 26.93 16.15 81.15 105.36 (14.17) (43.32) (5.55) 12.38 Average Annual Returns as of October 31, 2011 1 yr 5 yr 10 yr LLPF 5.41 -2.00 5.39 S&P 500 8.09 0.25 3.69 The charts in this presentation show cumulative returns for the Longleaf Partners Fund since 1993 where the “price- to- value ratio” (P/V)was 1) less than 60% and 2)less than 55%.P/V is a calculation that compares the prices of the stock sin a portfolio to Southeastern’s appraisal of their intrinsic values. The ratio represents a single data point about a Fund and should not be construed as something more. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance maybe lower or higher than the performance quoted. Past performance does not guarantee future results, fund prices fluctuate, and the value o fan investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Funds used currency hedging as a routine investment strategy. Please call (800)445 — 9469 or view southeastern asset .com for current performance or southeasternsset .com/misc/prospectus.cfm fort he Funds’ Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, char and expense ges, ofthe Funds.

Southeastern Historical Performance Following Periods of Low Price-to-Value

We use the overall portfolio price-to-value ratio (P/V) as a measure of the level of margin of safety. The historical average portfolio P/V has been ~68%. Today, our US , Non-US, and Global portfolios trade at or below 55% of value. Over time, we have found that a lower portfolio P/V creates a larger margin of safety and has yielded strong absolute and relative returns over the subsequent 1, 3, 5, and 10 year periods.

Analysis description:The charts below summarize the cumulative returns for the Longleaf Partners International Fund (LLIN) as well as for the relevant industry benchmark for quarterly periods since inception, where the portfolio P/V was 1) less than 60% and 2) less than 55%.

LLIN Average Cumulative Returns following PV Less Than 60%

	1 yr	3 yr	5 yr	10 yr
LLIN Average Cumulative Return	16.60	36.35	87.58	83.08
EAFE Average Cumulative Return	5.66	12.58	58.56	25.24
Relative Outperformance (LLIN minus EAFE)	10.94	23.78	29.02	57.84
Number of Observations	22	18	15	10

LLIN Average Cumulative Returns following PV 55% and below

	1 yr	3 yr	5 yr	10 yr
LLIN Average Cumulative Return	23.27	41.23	89.33	81.33
EAFE Average Cumulative Return	11.30	5.78	44.90	21.38
Relative Outperformance (LLIN minus EAFE)	11.96	35.45	44.43	59.95
Number of Observations	15	11	10	8

*Please see the following sheet for underlying data.

Average Annual Returns as of October 31, 2011

	1yr	5yr	10yr
LLIN	-11.02	-2.62	3.75
MSCI EAFE	-4.08	-2.41	5.73

The charts in this presentation show cumulative returns for the Longleaf Partners International Fund for periods since inception where the "price-to-value ratio" (P/V) was 1) less than 60% and 2) less than 55%. P/V is a calculation that compares the prices of the stocks in a portfolio to Southeastern's appraisal of their intrinsic values. The ratio represents a single data point about a Fund and should not be construed as something more. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight.

Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Funds used currency hedging as a routine investment strategy. Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Funds.

CUMULATIVE RETURNS FOR LONGLEAF PARTNERS INTERNATIONAL FUND

Longleaf Partners International Fund									
Periods Beginning	IN - P/V	LLIN 1 yr Return	LLIN 3 yr Return	LLIN 5 yr Return	LLIN 10 yr Return	EAFE 1 yr Return	EAFE 3 yr Return	EAFE 5 yr Return	EAFE 10 yr Return
6/30/2010	54.00	29.68				30.36			
6/30/2009	54.00	6.52				5.92			
3/31/2009	42.00	48.30				54.44			
12/31/2008	45.00	23.17				31.78			
9/30/2008	49.00	(0.81)	(9.28)			3.23	(3.36)		
3/31/2003	45.00	70.99	110.62	138.61		57.54	125.50	163.73	
9/30/2002	50.00	35.40	81.07	153.09		26.01	93.51	187.93	
6/30/2001	54.00	(6.35)	19.96	45.55	66.23	(9.49)	12.06	61.18	73.44
12/31/2000	55.00	10.47	30.53	62.38	85.39	(21.44)	(8.48)	24.94	41.08
9/30/2000	54.00	9.16	20.55	61.21	76.44	(28.53)	(23.93)	16.82	28.78
6/30/2000	54.00	29.60	19.09	63.56	66.13	(23.60)	(35.32)	(2.70)	1.64
3/31/2000	48.00	34.62	0.31	81.57	105.30	(25.86)	(47.92)	(5.60)	13.47
6/30/1999	54.00	14.05	38.42	77.31	77.87	17.16	(18.99)	0.30	12.43
3/31/1999	47.00	19.86	69.18	105.60	65.94	25.09	(15.14)	2.63	(8.09)
12/31/1998	39.00	24.37	73.03	104.43	107.35	26.96	(14.39)	(0.27)	8.28
6/30/2008	59.00	(27.09)	0.71			(31.35)	(5.22)		
3/31/2008	56.00	(42.16)	(1.71)			(46.51)	(8.77)		
6/30/2003	59.00	30.55	58.40	79.63		32.37	90.39	116.15	
12/31/2002	58.00	41.52	76.06	137.64		38.59	89.20	165.74	
9/30/2001	57.00	(18.44)	23.86	65.09		(15.53)	29.94	94.78	
3/31/2001	57.00	4.85	27.42	56.95	74.77	(8.50)	10.65	58.39	68.99
12/31/1999	56.00	26.93	16.15	81.15	105.36	(14.17)	(43.32)	(5.55)	12.38

Average Annual Returns as of October 31, 2011			
	1 yr	5yr	10yr
LLIN	-11.02	-2.62	3.75
MSCI EAFE	-4.08	-2.41	5.73

The charts in this presentation show cumulative returns for the Longleaf Partners International Fund for periods since inception where the "price-to-value ratio" (P/V) was 1) less than 60% and 2) less than 55%. P/V is a calculation that compares the prices of the stocks in a portfolio to Southeastern's appraisal of their intrinsic values. The ratio represents a single data point about a Fund and should not be construed as something more. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight.

Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Funds used currency hedging as a routine investment strategy. Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Funds.